SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30566; File No. 812-14111]

ING Investments, LLC, et al.; Notice of Application

June 24, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would amend and supersede a prior

order (the "Non-Affiliated Sub-Adviser Order")[1] that permits them to enter into and materially

amend subadvisory agreements for certain multi-managed funds with non-affiliated sub-advisers

without shareholder approval and grants relief from certain disclosure requirements. The requested

order would permit applicants to enter into, and amend, such agreements with Wholly-Owned Sub-

Advisers (as defined below) and non-affiliated sub-advisers without shareholder approval.

Applicants: ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate

Bond Portfolio, ING Investors Trust, ING Mayflower Trust, ING Money Market Portfolio, ING

Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Series Fund, Inc., ING

Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING

Variable Portfolios Inc., and ING Variable Products Trust (each an "ING Investment Company"

and collectively, the "ING Investment Companies"), and Directed Services LLC ("DSL"), ING

Investments, LLC ("IIL"), and ING Investment Management Co. LLC ("IIM").

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[1] Portfolio Partners, Inc., et al., Investment Company Act Release Nos. 25558 (Apr. 30, 2002) (notice) and
25592 (May 24, 2002) (order).

Filing Dates: The application was filed on January 11, 2013, and amended on April 15, 2013, and June 21, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 19, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Huey P. Falgout, Jr., Chief Counsel, ING Funds, 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85255.

For Further Information Contact: Laura L. Solomon, Senior Attorney, at (202) 551-6915, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each ING Investment Company is organized as a Massachusetts business trust, a Delaware statutory trust, or a Maryland corporation and is registered with the Commission as an

open-end management investment company under the Act. Each ING Investment Company may offer one or more series of shares (each a "Series" and collectively, "Series") with its own distinct investment objectives, policies and restrictions.[2] Each Series has, or will have, as its investment adviser, Directed Services LLC ("DSL"), ING Investments, LLC ("IIL") or ING Investment Management Co. LLC ("IIM"), or another investment adviser controlling, controlled by or under common control with IIL, DSL, or IIM or their successors (each, an "Adviser" and, collectively with the Series and the ING Investment Companies, the "Applicants").[3] The Advisers are each an indirect, wholly-owned subsidiary of ING U.S. Inc., which in turn, is a wholly owned subsidiary of ING Groep N.V. ("ING Groep"). ING Groep is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services.[4]

2.   An Adviser serves as the investment adviser to each Series that it manages pursuant to an investment advisory agreement with the applicable ING Investment Company ("Investment Management Agreement"). The Investment Management Agreement for each

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[2] The term "Series" also includes the ING Investment Companies listed above that do not offer multiple series.

[3] Each Adviser is or will be registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[4] Applicants request that the relief apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by an Adviser, uses the multi-manager structure described in the application, and complies with the terms and conditions of the application ("Sub-Advised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Sub-Advised Series are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained the application. The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser (as defined below), who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Sub-Advised Series, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated Sub-Adviser").

existing Series was approved by the board of trustees/directors of the applicable ING Investment

Company (the "Board"), including a majority of the members of the Board who are not

"interested persons", as defined in section 2(a)(19) of the Act, of the Series or the Adviser

("Independent Board Members") and by the shareholders of that Series as required by sections

15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of these Investment

Management Agreements comply with section 15(a) of the Act. Each Investment Management

Agreement will comply with section 15(a) of the Act and will be similarly approved.

      3.   Under the terms of each Investment Management Agreement, the relevant

Adviser, subject to the supervision of the Board, provides continuous investment management of

the assets of the relevant Series. The Adviser periodically reviews a Series' investment policies

and strategies and based on the need of a particular Series may recommend changes to the

investment policies and strategies of the Series for consideration by the Board. For its services

to each Series under the applicable Investment Management Agreement, the Adviser receives an

investment management fee from that Series based on the average net assets of that Series.

Certain Series of IIT operate under a "unified" fee arrangement as further described in the

application. The terms of each Investment Management Agreement permit the Adviser, subject

to the approval of the Board, including a majority of the Independent Board Members, and the

shareholders of the applicable Sub-Advised Series (if required), to delegate portfolio

management responsibilities of all or a portion of the assets of a Sub-Advised Series to one or

more Sub-Advisers.[5]

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[5] As used herein, a "Sub-Adviser" is (1) an indirect or direct "wholly-owned subsidiary" (as such term is
defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is
an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company
that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser"
and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is
defined in section 2(a)(3) of the Act) of the Series, the applicable ING Investment Company, or an Adviser,

4.   Applicants request an order to permit an Adviser, subject to the approval of the Board, including a majority of the Independent Board Members, to, without obtaining shareholder approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.[6]

5.   Pursuant to each Investment Management Agreement, the Adviser has overall responsibility for the management and investment of the assets of each Sub-Advised Series; these responsibilities include recommending the removal or replacement of Sub-Advisers, determining the portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws.

6.   The Advisers have entered into sub-advisory agreements with Sub-Advisers ("Sub-Advisory Agreements") to provide investment management services to the Subadvised Series.[7] The terms of each Sub-Advisory Agreement comply fully with the requirements of section 15(a) of the Act and were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Adviser Order did

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except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to a Series (each a "Non-Affiliated Sub-Adviser").

[6] Shareholder approval will continue to be required for any other sub-adviser change (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Affiliated Sub-Adviser Changes").

[7] If the name of any Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identity that Adviser, will precede the name of the Sub-Adviser.

not apply (or was not relied upon), the shareholders of the Sub-Advised Series in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisers, subject to the supervision of the Advisers and oversight of the Board, determine the securities and other instruments to be purchased or sold or entered into by a Sub-Advised Series and place orders with brokers or dealers that they select. Each Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Management Agreement.

7. Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders[8] either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;[9] and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment

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[8] The term "shareholders" as used in the application includes variable contract holders, insurance companies, plan participants, or plan trustees entitled to give voting instructions with respect to a fund.

[9] A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure, as defined below. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8. Applicants also request an order exempting the Sub-Advised Series from certain disclosure obligations that may require the Applicants to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure").

Applicants' Legal Analysis:

1. Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act states that any "matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Further, rule 18(f)-2(c)(1) under the Act provides that a vote to approve an investment advisory contract required by section 15(a) of the Act "shall be deemed to be effectively acted upon with respect to

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any class or series of securities of such [registered investment] company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or

classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Advisers, subject to review and approval of the Board, to select Sub-Advisers who the Advisers believe can achieve the Sub-Advised Series' investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers, including Wholly-Owned Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series' shareholders and will allow such Sub-Advised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses

to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, Applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisers, and provide that shareholders are informed when new Sub-Advisers are hired. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated person of the Adviser, including Wholly-Owned Sub-Advisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[10]

1. Before a Sub-Advised Series may rely on the order requested in the application, the operation of the Sub-Advised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series' outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the Act, which in the case of a new Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public (or the variable contract owners through a separate account).

2. The prospectus for each Sub-Advised Series, will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in the application. A Sub-Advised Series' prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

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[10] Applicants will only comply with conditions 8 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

3.   The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets. Subject to review and approval of the Board, the Advisor will (a) set a Sub-Advised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.   A Sub-Advised Series will inform shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No Board member or officer of a Sub-Advised Series, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except: (1) for ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (2) for the ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary